Roadzen Inc.

111 Anza Boulevard

Suite 109

Burlingame, CA 94010

February 26, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Aisha Adegbuyi
Christian Windsor

RE:	Roadzen Inc. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”) Filed February 5, 2025 File Number 333-284695

Dear Ms. Adegbuyi and Mr. Windsor:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 9:00 A.M. on Friday, February 28, 2025, or as soon thereafter as practicable.

Very truly yours,

ROADZEN INC.

By:	/s/ Jean-Noël Gallardo
Name:	Jean-Noël Gallardo
Title:	Chief Financial Officer

cc:	Jason Simon, Esq.
Greenberg Traurig, LLP